FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                          For the month of October 2004

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 -                         .
                               ------------------------


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                                                   Buenos Aires, October 4, 2004

Messrs.
Buenos Aires Stock Exchange
---------------------------

                                                      Reference: MULTICANAL S.A.
                             Acuerdo Preventivo Extrajudicial ("APE") Proceeding
-------------------------------------------------------------------------------

Dear Sirs,

               Martin G. Rios, in my capacity as Person in Charge of Market Relations on behalf of Multicanal S.A. (the "Company"), proof of such representation previously filed, with a registered domicile established at Avenida Juana Manso 205, 1st Floor, Federal Capital City, addresses this letter to the Exchange to let you know that the Company was notified today of the decision rendered by the Court of Commercial Appeals, Chamber "A," affirming the ruling dated April 14, 2004 issued in the case captioned "Multicanal S.A. s/ Acuerdo Preventivo Extrajudicial" under the jurisdiction of the National Court of First Instance in Commercial Matters No. 4, Clerk's Office No. 8, confirming the Acuerdo Preventivo Extrajudicial filed by the Company.

               The Company shall keep this Exchange informed of all relevant facts with respect to the APE.



               Yours sincerely,



                                   Martin G. Rios

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MULTICANAL S.A.



Buenos Aires, Argentina, October 5, 2004       By: /s/ Adrian Meszaros
                                                   -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer